UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42393

Aduro Clean Technologies Inc.

(Translation of registrant's name into English)

542 Newbold Street, London, Ontario  N6E 2S5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

SUBMITTED HEREWITH

EXHIBITS 99.1 THROUGH 99.4 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-287475), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

EXHIBIT

99.1	Material Change Report dated June 11, 2025

99.2	Underwriting Agreement dated June 9, 2025 between Aduro Clean Technologies Inc. and D. Boral Capital LLC

99.3	Form of Warrant

99.4	Consent of De Visser Gray LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aduro Clean Technologies Inc.

/s/ Mena Beshay

Mena Beshay, Chief Financial Officer

Date:  June 11, 2025